Mail Stop 6010
Via Facsimile and U.S. Mail

January 28, 2009

Mr. Andrew R. Speaker
President and Chief Executive Officer
Mercer Insurance Group, Inc.
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534

      **Re:    Mercer Insurance Group, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2007**
              **Form 10-Q for Quarter Ended June 30, 2008**
              **File No.:  000-25425**

Dear Mr. Speaker:

      We have completed our review of the above filings and have no further comments at this time.

              Sincerely,


              Carlton E. Tartar
              Branch Chief